DiamondPeak Holdings Corp.
40 W 57th Street, 29th Floor
New York, New York 10019

February 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes

Re:	DiamondPeak Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 14, 2019

File No. 333-229286

Dear Ms. Geddes,

DiamondPeak Holdings Corp. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 20, 2019 regarding our Amendment No. 2 to Registration Statement on Form S-1 submitted February 14, 2019 (the “Registration Statement”).

Amendment No. 2 to Registration Statement on Form 5-1

Description of Securities
Exclusive forum for certain lawsuits page 136

1.	We note your response to our prior comment 1 and we reissue in part. Please revise your exclusive forum provision and your disclosure to clarify whether your exclusive forum provision will apply to actions arising under the Exchange Act. In that regard, we note that your exclusive forum provision refers to "any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction." We also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

We have revised the disclosure on pages 63 and 136 of the prospectus forming part of the Registration Statement to conform to the Staff’s comment. We are filing a draft revised Exhibit 3.2 to conform to the Staff’s comment as well.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Michael A. Midura, Esq. at mmidura@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David T. Hamamoto
David T. Hamamoto Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP